Part II

Item 1: <u>Broker-Dealer Operator Trading Activities on the ATS</u>

For purposes of this document, the term "Institutional Client" shall mean "institutional Account," as that term is defined under FINRA Rule 4512(c).

For the purposes of this document, unless otherwise noted, the term "order(s)" shall mean all order types offered in the Cortex ATS and described in part III, Item 7(a).

1. Prime Services and Financing ("PS&F") Global Execution Services Americas: Low touch sales trading focusing primarily on executing orders via algorithmic trading, smart order routing and direct market access in listed cash equity products and options for institutional clients. MPID:BNPS. Order Capacity: Agency. 2. Equities and Derivatives ("EQD") Delta 1 Forwards Trading Americas: Provides liquidity in synthetic products (swaps, futures, forwards, options, synthetic forwards, ETFs/ETNs, certificates, and notes) for institutional clients. The desk hedges the market risk and financial resources associated with these transactions with various financial instruments, including stocks, options, and futures. MPID:BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 3. EQD Convertible Securities Trading Americas: Provides liquidity to facilitate institutional client demand in cash equity, fixed income, and convertible securities. The desk hedges the market risk and financial resources associated with these transactions with stocks/indices, CDS/indices, bonds, recovery CDS Swaps, options, interest rate products (e.g., Eurodollar, Treasury Futures), and other volatility instruments. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 4. EQD Index Trading Americas: Provides liquidity and executes derivative transactions (swaps, options, futures, forwards, etc.) with institutional clients on customized products linked to index underlyings. The desk also responds to requests for quotes from clients to buy or sell derivatives linked to U.S. equity indices. Furthermore, the desk trades customized and/or structured derivative products with institutional clients in response to their needs for capital protection, yield and diversification. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 5. EQD Stock Exotics Americas: Provides liquidity in customized and exotic products to institutional clients using various issuance vehicles. The desk responds to requests for quotes from clients, providing liquidity to buy or sell OTC derivatives and other products presenting non-vanilla features. The desk hedges market risk and financial resources associated with these transactions using a combination of stocks, options, and futures. MPID:BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 6. EQD Stock Flow Americas: provides liquidity, responds to requests for quotes, and executes derivative transactions with institutional clients on U.S. single stocks and ETFs. The desk hedges market risk and financial resources associated with these transaction using a combination of stocks and options. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 7. EQD ETF / High Touch Cash Trading Americas: Provides liquidity t institutional clients in cash equities and ETFs. The desk hedges market risk and financial resources associated with these transactions using baskets of stocks, ADRs, and various exchange-traded derivatives, including futures. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 8. EQD Automated Market Making - Options Americas: Provides liquidity to the public markets by posting two sided quotes in exchange listed options referencing the S&P 500 index. MPID: BNPS. Order Capacity: Principal. 9. PS&F Prime Services Sales and Trading Americas: Effects transactions in long and short swaps to assist institutional clients in achieving leverages returns of single stocks and/or target indices/ETF. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal. 10. Fixed Income and Currencies Americas: Focus primarily on executing orders, providing liquidity and carrying

inventory to facilitate client demand in foreign exchange, rates, credit, and emerging markets debt, convertible securities, equities, and options for institutional clients. MPID: BNPS. Order Capacity: Agency, Principal, and Riskless Principal.

Part III

Item 4: <u>Hours of Operation</u>

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

The ATS will begin to accept orders at 8:00 AM Eastern Time. Matching occurs from 9:30 AM up to 4:00 PM Eastern Time. The ATS will not match orders in a symbol until it is open on its primary exchange. The ATS follows the holiday calendar of the New York Stock Exchange. Additionally, as described in Part III Item 7(a) and Part III Item 11(c), the ATS will reject Close orders entered after cutoff time. Close orders will be executed after 4:00 p.m. (or market close on shortened trading days) immediately after the security's official closing price is known or disseminated by the primary listing exchange.

Item 7: <u>Order Types and Attributes</u>

    a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS

For Non Close orders: The ATS supports three order types, each of which is available across all forms of connectivity. Each order type may have a Time-in-Force of Day or Immediate or Cancel (IOC). If an order is not marketable upon entry, it will either cancel immediately (if designated IOC), or rest on the book as a Day order until either executed, cancelled by the Subscriber or expired by the ATS at the end of the trading day. Supported Order Types: 1. Priced limit orders 2. Pegged orders: Limit price is derived dynamically from the current NBBO. Subscribers may include an optional absolute limit price above/below which a pegged buy/sell order will not execute. Pegged order types include: a. Midpoint peg orders: Pegged to the midpoint of then-current NBBO b. Market peg orders: Pegged to the opposite side of the market (buy/sell at then-current national best offer/bid) c. Primary peg orders: Pegged to the near side of the market (buy/sell at then-current national best bid/offer) Pegged orders do not receive a new time stamp if the order price is dynamically adjusted due to a change in NBBO. 3. Market orders: Buy/sell at then-current national best offer/bid, or better. Pursuant to SEC Regulation NMS, for orders priced equal to or greater than $1.00, the ATS will neither accept orders priced in sub-pennies, nor will it accept orders that would explicitly lead to a sub-penny price (e.g., peg to inside bid plus 0.5 cents). However, the ATS will accept orders with a price target that potentially could lead to a sub-penny execution price (e.g., a midpoint peg order in a stock that has a one cent spread). The ATS supports the following order parameters: 1. MinQTY: Represents the minimum contra-side order quantity. All Subscribers may include MinQTY on an order-by-order basis. The ATS does not aggregate orders to meet MinQTY. By default, where leaves quantity is less than MinQTY, MinQTY is reduced to leaves quantity. During or after onboarding, a Subscriber may contact their sales representative to configure their MinQTY orders to cancel the leaves quantity in this scenario. 2. Time-In-Force: a. Immediate or Cancel (IOC) - The order will match with eligible resting contra-side orders and cancel back the balance. b. Day - The order will remain in the book until it is canceled, completely filled, or until the market closes at 4:00 PM. The ATS does not route orders or transmit indications of interest to any destination. Orders will only be accepted (and executed subject to matching conditions), cancelled by the order originator, or expired by the ATS at the end of the trading day. The ATS does not support post-only orders or orders with discretionary price ranges. The ATS will not combine orders or replace orders on an unsolicited basis. The BDO may remove ("bust") certain executions. For example, when the primary exchange makes a determination of clearly erroneous executions or, upon subscriber request and under certain limited circumstances such as when the Subscriber is on both sides of a cross and inadvertently crossed itself in the ATS. See the Error Handling section of Part III, Item 11(c). The ATS establishes order rank and execution priority strictly on a price-time basis. Order types and parameters will influence the price, priority, conditions, time stamp, and other attributes related to an order's potential for execution only inasmuch as the order types and parameters determine the theoretical matching price of an order (where the potential execution price of a buy order is greater than or equal to the lowest potential execution price of a sell order, limited by the NBBO and LULD bands), as described in Part III, Item 11(c).

For Close orders: The ATS supports a Close order type ("Close order(s)"). Close orders will be matched after market closing at the closing price of the respective stock's primary market center closing price. Only Market Close orders are supported. Close orders with peg instructions are not supported and will be rejected. Close orders with a Min Qty instruction are not supported and will be rejected. Only a Day time in force is supported. Close orders will be matched in time/size priority. Close order modifications and cancellations are supported until match event time as described in Part III Item 11(c). For the purposes of time priority calculation an order modification to a larger order quantity will reset order time to time of modification; an order modification to a smaller order quantity will maintain the original order time. Additionally, system outages may result in order cancellation. Close orders are available across all forms of connectivity to all ATS participants. The ATS does not route any orders, Close order or non Close order, to other trading centers.

Item 11: <u>Trading Services, Facilities and Rules</u>

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

The ATS supports Close and Non Close orders.

For Non Close orders: The ATS establishes priority on the Order Book first by price and then by time. Multiple orders executable at the same price will be ranked on the Order Book on a first-in-time basis. Subscribers and the BDO do not otherwise gain matching preference. The ATS includes only one pool of liquidity in which orders are matched in strict price/time priority; for example, it is not possible to rank in order of counterparty type. Orders accepted by the ATS include Agency, Principal, and Riskless Principal capacities. Riskless Principal orders are the result of the BDO's facilitation of client orders, where the riskless leg of the order is executed in the marketplace at the same price as the price given to the client by the BDO. The ATS does not consider order capacity in its determination of order priority. For the purposes of determining Order Book priority, in compliance with Regulation NMS Rule 612, the ATS calculates an order's theoretical execution price by rounding the order to the nearest permissible increment, within the NBBO. For orders priced greater than or equal to $1.00 having a price with more than two decimal places, the ATS will round the price in the Order Book as follows: Buys will round down to two decimal places; sells will round up to two decimal places. For orders in NMS Stocks priced less than $1.00, the theoretical execution price is limited to four decimal places, and the ATS will round the price in the Order Book as follows: Buys will round down to four decimal places; sells will round up to four decimal places. Queue position cannot be improved through sub-tick-increment limit prices or setting the limit price of an order through the far touch. With respect to time prioritization on the Order Book, any Subscriber or BDO modification to an existing order results in that order receiving a new time stamp associated with the time of the modification, thus potentially changing the priority of that order in the Order Book. Pegged orders do not receive a new time stamp if the order price is dynamically adjusted due to a change in NBBO. Time stamping is in microsecond intervals. The Matching Algorithm reviews the Order Book for potential executions (crosses). Subject to Subscriber preferences (e.g., counterparty interaction restrictions; see Part III, Item 13), a cross in the ATS will only be possible when liquidity on the Order Book is available for both buy orders and sell orders and the theoretical execution price for buy orders is greater than or equal to the lowest theoretical execution price for sell orders, limited by the NBBO and LULD bands. Price improvement, where available, will be fully assigned to the liquidity remover, i.e., the second order to arrive in the Order Book resulting in a cross. If the theoretical execution price of a buy order is greater than the lowest theoretical execution price of a sell order, the execution price will favor the liquidity remover over the liquidity provider, whichever side the liquidity remover is on. Thus, for example, if the NBBO for XYZ stock is 10.00 - 10.02, a liquidity providing market peg order to buy will cross with a liquidity removing market peg order to sell at 10.02. The liquidity remover receives full price improvement. An IOC order is a liquidity removing order. For the same NBBO, a resting (Day) limit order to sell at 10.00 will cross with a midpoint peg IOC order to buy at 10.00. The ATS ensures that all crosses are executed at prices at or within the prevailing consolidated NBBO. This is because the theoretical execution price of an order submitted to the Order Book is limited by the NBB or NBO as applicable. Therefore, pricing an order through the NBBO does not affect price improvement calculations. The ATS Matching Algorithm will not run as long as any of the exceptions below are in effect. Throughout the duration of a Matching Algorithm Exception, the Order Book will continue to accept new orders, as well as cancel or replace requests for existing orders. However, throughout the exception, the Matching Algorithm will be disabled, and IOC orders will be cancelled after they are placed on the Order Book. On the other hand, Day orders will remain on the Order Book for the remainder of the trading day until cancelled or replaced by the client. Matching Algorithm Exceptions: 1. A trading halt exists in the name's primary market 2. The market is crossed, i.e. NBO < NBB, or 3. The market data quote received by the ATS is stale for more than a specific amount of time. This parameter is configurable and determined by the BDO. The ATS will continue to maintain the Order Book even when a Matching Algorithm exception is in effect. Other procedures governing trading: Short sales: Stocks subject to the Reg SHO Rule 201 short sale restriction will trade in the ATS only at a price greater than the current national best bid, unless an exception applies. Short sale orders, except those exempted under Reg SHO Rule 203, must be accompanied by a Locate Broker ID. Locked markets: In a locked market (NBO=NBB), the Matching Algorithm will operate but orders will only cross if both the buyer and seller have opted in to crossing in a locked market. Handling of execution errors: Execution errors in the ATS will be handled in the same manner as any other execution error, as set forth in the BDO's internal Error Handling policy. Manual or system-generated errors caused by the BDO will be moved to a principal account for risk management by the BDO. Generally, Subscriber errors (e.g., if a Subscriber routed a sell order to the ATS instead of an intended buy order) cannot be moved to a principal account. Under certain limited circumstances, when a Subscriber is on both sides of a cross and inadvertently crossed itself in the ATS, the BDO may remove ("bust") the buy and sell orders participating in the cross, as described in Part III, Item 7(a). The ATS will continue to accept limit orders priced outside LULD bands but will not cross outside the bands. For pegged orders, the ATS will replace all current references to NBB/O with: Adjusted NBB = Maximum of (NBB, Limit Down) Adjusted NBO = Minimum of (NBO, Limit Up) This will result in the following behavior under these market conditions: a. Normal Condition (NBB>=LD and NBO<=LU): Matching will occur as prior to LULD b. Limit state (NBB=LU or NBO=LD): Orders will match at LU or LD, if the client has chosen to participate in a "LULD locked market" c. Straddle - Two types of scenarios: 1. LU straddle (NBO>LU and NBB<LU and NBB>=LD): Orders will match at or within NBB and LU (i.e. NBO is replaced by LU) 2.LD straddle (NBB<LD and NBO>LD and NBO<=LU): Orders will match at or within LD and NBO (i.e. NBB is replaced by LD) d. Super straddle (NBB<LD and NBO>LU): Orders will match between LD and LU e. NBBO outside bands - (NBO<LD or NBB>LU): No matching, as this scenario should not occur.

For Close orders: The ATS will accept Close orders for matching at the official closing price of the security's primary listing exchange. New Orders, Order modifications and order cancellations will be accepted up to the time of the ATS match event. For NYSE listed securities the match event time will be 15:56:50 EST.   For all other exchanges, the match event time will be 10 seconds before the respective listing exchange's closing order cutoff time. At the match event, orders will be matched using time/size priority. Following the match event, participants will be notified of matched interest. Matched interest is the expected quantity that will be matched by the ATS after the closing price is disseminated by the primary listing exchange. Orders where the matched interest is less than the submitted quantity will be notified by having the submitted quantity of the respective order amended by the ATS to the matched interest quantity. Orders where the matched interest quantity is equal to the full submitted quantity will receive no amendment. Orders with no matched interest will be rejected back to the participant. Execution messages of the matched interest quantity will be sent after the official closing price is disseminated by the primary listing exchange. If no closing price for a symbol is provided by the primary listing exchange by 30 minutes after market close, Orders in such symbols will not be executed and will be cancelled back to participants. Close Order transactions will be trade reported as described in Part III Item 21.

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Subscribers can opt out of interacting with a counterparty type or types (as defined in Part III, Item 13).

For Close orders: all Subscribers may opt out of interacting with counterparty type 1.

For non Close orders: all Subscribers may opt out of interacting with counterparty type 1. Subscribers may also opt out of trading with any counterparty group above their current counterparty type assignment (for example, Subscribers in counterparty type 3, Direct Low, may opt out of interacting with Subscribers in counterparty type 4 and 5 in addition to counterparty type 1).

For all orders: The ATS offers a self-cross prevention feature that is designed to prevent a Subscriber from matching against its own orders. By default, self-cross prevention will be enabled for external broker-dealer Subscribers based on their respective market participant identification codes ("MPID"). In addition, other Subscribers can enable self-cross prevention on a voluntary basis. Subscribers may request to opt out of counterparty interactions and/or enable self-cross prevention on a voluntary basis by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt out settings for all subsequent ATS orders, typically effective next day. The BDO will not disclose to Subscribers the names of individual

counterparties that may route orders to the ATS. Further information on counterparty types can be found in Part III, Item 13.

Item 17: Closing

a. Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours?
If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.

Yes No

Change bullet A to "yes"

The ATS offers a Close order type as described in Part III Item 7(a) and Part III Item 11(c). Non Close orders are excluded from participating in this functionality.

Item 18: Trading Outside of Regular Trading Hours

a. Does the NMS Stock ATS conduct trading outside of its regular trading hours?

Yes No

Change bullet A to "yes"

b. If yes to Item 18(a), are there any differences between trading outside of regular trading hours and trading during regular trading hours in the NMS Stock ATS? *

Yes No

If yes, identify and explain the differences.

Trading outside of regular trading hours only occurs with respect to Close orders as described in Part III Item 11(c) and Part III Item 7(a).

c. If yes to Item 18(a), is the treatment of orders and trading interest outside of regular trading hours the same for all Subscribers and the Broker-Dealer Operator? *

Yes No

Part III

Item 20: Suspension of Trading

As described in the response to Part III, Item 11(c), the ATS Matching Algorithm will not run as long as any of the exceptions below are in effect. Throughout the duration of a Matching Algorithm Exception, the Order Book will continue to accept new orders, as well as cancel or replace requests for existing orders. However, throughout the exception, the Matching Algorithm will be disabled, and IOC orders will be cancelled after they are placed on the Order Book. On the other hand, Day orders will remain on the Order Book for the remainder of the trading day until cancelled or replaced by the client. Matching Algorithm Exceptions: 1. A trading halt exists in the name's primary market; 2. The market is crossed, i.e. NBO < NBB; or 3. The market data quote received by the ATS is stale for more than a specific amount of time. This parameter is configurable and determined by the BDO. The ATS will continue to maintain the Order Book even when a Matching Algorithm exception is in effect. The ATS can, at its sole discretion, stop trading symbols for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. The ATS maintains a Stopped Symbol List on its public website. Orders for these symbols will be rejected. If the ATS experiences a system disruption or system compliance issue, the ATS may reject all or a subset of orders. Additionally, the ATS at its sole discretion, reserves the right to temporarily disable Close Order functionality.

Item 21: <u>Trade Reporting</u>
All transactions executed in the ATS, other than crosses between two BDO principal orders, or between two principal orders of a single non-asset management affiliate of BDO, will be considered over-the-counter transactions reportable by BNPX as a "Reporting Party" (as such term is defined in FINRA Rule 7210A(i)) to the FINRA/Nasdaq Trade Reporting Facility (TRF), in accordance with FINRA Rule 7230A and related written guidance, such as FINRA'S Trade Reporting Frequently Asked Questions.

Item 23: <u>Market Data</u>
The ATS uses direct exchange feeds as its primary source of NBBO for all protected quotes on NMS stock exchanges and for regulatory status and for Close order functionality. The ATS utilizes this market data to price orders, establish order priority on the book, and execute orders in compliance with applicable rules and regulations (e.g. Reg SHO, Reg NMS). The ATS Matching Algorithm also uses market data to evaluate and process various exceptions as described in Part III, Item 11(c). In the event of a disruption in the direct exchange feeds, or where a particular NMS exchange does not offer direct feeds, the ATS uses the Securities Information Processor (SIP) feeds as a secondary source of market data.